

Mail Stop 3561

April 3, 2017

Sean Finn
Executive Vice-President Corporate Services and Chief Legal Officer
Canadian National Railway Company
935 de la Gauchetiere Street West
Montreal, Quebec, Canada H3B 2M9

      **Re: Canadian National Railway Company
            Form 40-F for Fiscal Year Ended December 31, 2016
            Filed February 1, 2017
            File No. 001-02413
            Form 6-K Furnished February 1, 2017
            File No. 001-02413**

Dear Mr. Finn:

      We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 6-K Furnished February 1, 2017

Exhibit 99.2

Notes to Consolidated Financial Statements

Note 1 –Summary of significant accounting policies

Properties, page 60

1. You disclose you follow the group method of depreciation. You disclose that under this method deteriorated ballast is retired at average cost using the quantities of new ballast added. Please tell us and disclose how you determine the book value of other assets and the

accumulated depreciation of all assets that are sold or otherwise disposed within a particular asset group. Also, tell us and disclose how you account for the net book value and gains/losses associated with assets sold or disposed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure